December 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pam Howell

Re:	Roman DBDR Acquisition Corp. II
Registration Statement on Form S-1
Initially filed September 17, 2024, as amended
File No. 333-282186

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Roman DBDR Acquisition Corp. II that the effective date of the above- referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Thursday, December 12, 2024, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: President

cc:	Kirkland & Ellis LLP